CYBIN INC.
DOING BUSINESS AS
HELUS PHARMA

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
    AND
MANAGEMENT INFORMATION CIRCULAR

August 18, 2026

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	- 2 -
MANAGEMENT INFORMATION CIRCULAR	- 4 -
SOLICITATION OF PROXIES	- 4 -
VOTING AT THE MEETING	- 4 -
APPOINTMENT AND REVOCATION OF PROXIES	- 5 -
EXERCISE OF DISCRETION BY PROXIES	- 5 -
HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?	- 6 -
ADVICE TO BENEFICIAL SHAREHOLDERS	- 7 -
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	- 7 -
CORPORATE OVERVIEW	- 8 -
EXECUTIVE COMPENSATION	- 8 -
PERFORMANCE GRAPH	- 17 -
SUMMARY COMPENSATION TABLE	- 18 -
INCENTIVE PLAN AWARDS	- 19 -
DIRECTOR COMPENSATION	- 21 -
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	- 23 -
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	- 23 -
REPORT ON CORPORATE GOVERNANCE	- 24 -
AUDIT COMMITTEE DISCLOSURE	- 25 -
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	- 27 -
PARTICULARS OF MATTERS TO BE ACTED UPON	- 27 -
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	- 38 -
ADDITIONAL INFORMATION	- 39 -
APPROVAL OF BOARD OF DIRECTORS	- 39 -
SCHEDULE "A" STATEMENT OF GOVERNANCE PRACTICES	A - 1
SCHEDULE "B" AUDIT COMMITTEE CHARTER	B - 1
SCHEDULE "C" DIRECTORS’ MANDATE	C - 1

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
(the “Corporation”)
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of the common shares in the capital of the Corporation (the “Common Shares”) will be held on September 22, 2026 at the hour of 8:00 a.m. (Toronto time). The Meeting will be held in a virtual meeting format only via live webcast online at https://meetings.lumiconnect.com/400-495-952-615 for the following purposes:
1.to receive the audited financial statements of the Corporation for the financial year ended March 31, 2026, together with the report of the auditor thereon;
2.to appoint Zeifmans LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;
3.to consider and, if thought appropriate, pass, with or without variation, a special resolution to set the number of directors of the Corporation at eight (8), as more fully described in the accompanying management information circular dated August 18, 2026 (the “Circular”);
4.to consider and, if thought appropriate, pass with or without variation, a special resolution to change the name of the Corporation to “Helus Pharma Inc.” or such other name as may be approved by the directors of the Corporation and may be acceptable to regulatory authorities, as more fully described in the Circular;
5.to elect the directors of the Corporation; and
6.to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
7.
Accompanying this Notice of Annual General and Special Meeting of Shareholders is the Circular, a form of proxy for Shareholders and a copy of the audited financial statements of the Corporation for the financial year ended March 31, 2026, together with the report of the auditor thereon.

The Meeting will be held in a virtual meeting format only via live webcast online at https://meetings.lumiconnect.com/400-495-952-615 password: “helus2026” (case sensitive). Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the Circular.

As a Shareholder of the Corporation, it is very important that you read the Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge St., Suite 1100, Toronto ON M5E 1J8, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number by no later than 8:00 a.m. (Toronto time) on September 18, 2026 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.
Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy must carefully follow the instructions in the Circular and on their form of proxy. These instructions include the additional step of registering the proxyholder with the Corporation’s transfer agent, Odyssey Trust Company, after submitting the form of proxy. If you wish that a person other than the management nominees identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, you MUST register the proxyholder after having submitted your form of proxy identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving login credentials to participate in the Meeting and will not be able to attend or vote at the Meeting.

The record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on August 14, 2026 (the “Record Date”). The Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of the Annual General and Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.
If you have any questions about the Meeting or require more information with respect to the procedures for voting, please contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali (Canada) Ltd. (“Sodali & Co”) at 1-833-711-4834 toll free in North America or 1-289-695-3075 collect outside North America or by email at assistance@investor.sodali.com
DATED at Toronto, Ontario this 18th day of August, 2026.

BY ORDER OF THE BOARD

“Eric So”
Eric So
Director and President

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Cybin Inc. doing business as Helus Pharma (the “Corporation”) for use at the annual general and special meeting (the “Meeting”) of holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares in the capital of the Corporation (the “Common Shares”). The Meeting will be held in a virtual meeting format only via live webcast online at https://meetings.lumiconnect.com/400-495-952-615, password: “helus2026” (case sensitive). This Circular and the attached Notice of Annual General and Special Meeting of Shareholders (the “Notice”) describes the item to be voted on at the Meeting as well as the voting process and other relevant matters.
The solicitation of proxies will primarily be made by sending proxy materials to the Shareholders by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of August 18, 2026.
The Corporation has retained Sodali & Co as their strategic shareholder advisor and proxy solicitation agent and will pay fees of C$100,000 to Sodali & Co for proxy solicitation services plus applicable fees for any additional services rendered and reimbursement of reasonable out-of-pocket expenses.
Additionally, the Corporation may use the Broadridge QuickVote™ service to assist Shareholders with voting their shares. Non-Objecting Beneficial Owners (“NOBOs”) may be contacted by Sodali & Co to conveniently obtain a vote directly over the phone.
If you have any questions about the Meeting or require more information with respect to the procedures for voting, please contact Sodali & Co at 1-833-711-4834 toll free in North America or 1-289-695-3075 collect outside North America or by email at assistance@investor.sodali.com
Except as noted below, the Corporation has distributed or made available for distribution, copies of the Notice, Circular and form of proxy or voting instruction form (if applicable) (collectively, the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries” and each, an “Intermediary”) for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Corporation has elected to pay for the delivery of the Meeting Materials to Beneficial Shareholders by the Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to registered Shareholders or Beneficial Shareholders.
VOTING AT THE MEETING
Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How Do I Attend and Participate at the Meeting?”.
Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend and participate at the Meeting?”.
APPOINTMENT AND REVOCATION OF PROXIES
A registered Shareholder can vote by proxy whether or not they attend the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A registered Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy. In either case, a registered Shareholder can vote by proxy by delivering the completed proxy to the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail to Attn: Proxy Department, 67 Yonge St., Suite 1100, Toronto ON M5E 1J8 in the prepaid addressed envelope provided for that purpose, or (b) by voting online at https://login.odysseytrust.com/pxlogin clicking on vote and entering their 12 digit control number so as to arrive by no later than 8:00 a.m. (Toronto time) on September 18, 2026, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.
If you wish that a person other than the management nominees identified on the proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you must submit your proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 8:00 a.m. (Toronto time) on September 18, 2026, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, amount of Common Shares appointed, name in which the Common Shares are registered, so that Odyssey Trust Company may provide the proxyholder with a username via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate in the Meeting and not being able to attend, participate or vote at the Meeting.
A Shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the Shareholder may deliver a written notice to the registered office of the Corporation at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. The proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
EXERCISE OF DISCRETION BY PROXIES
The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to the management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Legal Proxy – US Beneficial Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 8:00 a.m. (Eastern Time) on September 18, 2026.
HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?
The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-495-952-615. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting:

•Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is “helus2026” (case sensitive). If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

•Duly appointed proxyholders: Odyssey Trust Company will provide the proxyholder with a username by e-mail after the voting deadline has passed. The password to the Meeting is “helus2026” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy AND register the proxyholder. See “Appointment and Revocation of Proxies”.

ADVICE TO BENEFICIAL SHAREHOLDERS
Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.
Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instruction forms or proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting and register themselves as proxyholder, as described above. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.
All references to shareholders in this Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The Corporation has fixed the close of business on August 14, 2026 as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive the Notice and vote at the

Meeting. As at the Record Date, 73,060,172 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding.
In accordance with the provisions of the Business Corporation Act (Ontario), the Corporation will prepare a list of the holders of Common Shares on the Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting.
To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no persons beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares.
All amounts in this Circular are expressed in United States dollars unless otherwise noted.
CORPORATE OVERVIEW
The Corporation was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 13, 2016 as “Clarmin Explorations Inc.” On November 5, 2020, Cybin Corp. (“Privateco”) amalgamated with 2762898 Ontario Inc. and the Corporation acquired all of the issued and outstanding common shares in the capital of Privateco (“Privateco Shares”) in exchange for Common Shares on the basis of one Common Share for every one Privateco Share then issued and outstanding. The amalgamation resulted in the reverse take-over of the Corporation by Privateco (the “Transaction”). In connection with and immediately prior to the Transaction, the Corporation filed articles of continuance to: (i) continue from the BCBCA to the Business Corporations Act (Ontario) (the “OBCA”); and (ii) change its name from “Clarmin Explorations Inc.” to “Cybin Inc.” On November 10, 2020, the Common Shares began trading on Cboe Canada Inc. (the “Exchange”). The Common Shares were also listed for trading on the NYSE American LLC from August 5, 2021 to January 2, 2026. On January 5, 2026, the Common Shares began trading on the Nasdaq Global Market exchange. On September 19, 2024, the outstanding Common Shares were consolidated on the basis of one new Common Share for every 38 existing Common Shares (the “Consolidation”). As a result, all figures related to shares, warrants, and options presented in this Circular have been restated retroactively for all periods to reflect the Consolidation unless otherwise indicated.
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
The general objectives of the Corporation’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; and (c) attract and retain highly qualified executive officers.
Management Contracts
The following is a description of the management contracts for the Named Executive Officers (as defined below):

Douglas Drysdale
Mr. Drysdale served as Chief Executive Officer until September 2, 2025. Pursuant to an employment agreement with the Corporation, Mr. Drysdale received a base salary of $525,000, was eligible for an annual performance bonus of up to 65% of his base salary, and was eligible for equity awards as determined by the board of directors of the Corporation (the “Board”) and the compensation committee of the Board (the “Compensation Committee”).
Mr. Drysdale stepped down as the Chief Executive Officer of the Corporation on September 2, 2025. Pursuant to his employment agreement, Mr. Drysdale became entitled to severance in the amount of $1,023,750, payable over a 12-month period, together with continued participation in certain benefit plans. Mr. Drysdale retained 153,132 options under the Equity Incentive Plan until March 31, 2026, at which time those options expired. His other equity incentives expired upon his termination.
Michael Cola
Mr. Cola was appointed Chief Executive Officer on February 10, 2026. Pursuant to an employment agreement with the Corporation, Mr. Cola was entitled to a base salary of $750,000 and was eligible for an annual performance bonus with a target value of 70% of his base salary based on goals and milestones established by the Board and Compensation Committee. Mr. Cola also received 975,000 restricted share units and 325,000 performance share units and was entitled to an additional 885,651 performance share units, as well as annual equity awards as determined by the Board and the Compensation Committee.
Mr. Cola stepped down as Chief Executive Officer of the Corporation at the request of the Board on April 20, 2026. Mr. Cola became entitled to severance in the amount of $750,000, payable over a 12 month period, together with continued participation in certain benefit plans. Mr. Cola’s restricted share units and performance share unit expired upon his termination.
Eric So, Paul Glavine, Greg Cavers, Amir Inamdar, and Aaron Bartlone.
The following Named Executive Officers (as defined herein), serving in the following capacities, currently receive the following annual base salaries:
1.Eric So currently receives $604,000 per annum for his services as President of the Corporation;
2.Paul Glavine currently receives $594,000 per annum for his services as Chief Growth Officer of the Corporation; and
3.Greg Cavers currently receives $450,000 per annum for his services as Chief Financial Officer of the Corporation;
4.Amir Inamdar currently receives $450,000 per annum for his services as Chief Medical Officer of the Corporation; and
5.Aaron Bartlone currently receives $450,000 per annum for his services as Chief Operating Officer of the Corporation;
Each of such Named Executive Officers has entered into an agreement with the Corporation which is for an indefinite term and includes standard provisions relating to, among other things, base salary, eligibility for employee benefits, equity awards and confidentiality and intellectual property rights.

Each of Mr. So and Mr. Glavine is a party to an employment agreement with the Corporation providing that the agreement may be terminated on 48 months' notice and upon payment of all accrued compensation and other fees that would become payable during such 48-month period. Pursuant to their respective agreements, each of Mr. So and Mr. Glavine are eligible to receive performance-based awards approved by the Board under the shareholder approved Equity Incentive Plan (as defined below). The number of awards that may be granted is determined by reference to specified performance criteria established by the Board, including the completion by the Corporation of an equity or convertible debt financing or series of equity or convertible debt financings totalling a minimum of C$75 million during the period commencing on September 26, 2025 and ending on December 31, 2026. Subject to satisfaction of the applicable performance criteria, the Board determined a formula for the awards that each of Mr. So and Mr. Glavine is entitled to receive equal to 40% of the space made available under the Equity Incentive Plan on closing of such financing, subject to certain vesting conditions. The obligation to grant such performance awards shall survive termination of Mr. So or Mr. Glavine, as applicable. Upon termination of Mr. So or Mr. Glavine, respectively, any performance awards granted pursuant to the consulting agreements shall immediately vest. As of the date of this Circular, 2,735,620 RSUs have been granted to each of Mr. So and Mr. Glavine pursuant to their entitlement under their respective agreements, all of which have vested. The underlying Common Shares issued upon settlement of such RSUs were initially subject to lock-up agreements entered into with the Corporation. Release from lock-up was accelerated on the achievement of a five-day volume weighted average trading price of the Common Shares on the Exchange equal to or greater than a 40% premium to the closing price of the Common Shares on October 31, 2025.

Mr. Cavers’ employment agreement provides that the Corporation may terminate his employment without cause provided, however, that if the Corporation terminates his employment without cause, the Corporation will provide Mr. Cavers with twelve months’ notice of termination (or pay in lieu), plus an additional one months’ notice (or pay in lieu) for each year of completed service with the Corporation.
Mr. Inamdar’s agreement provides that the Corporation may terminate his employment without cause provided, however, that if the Corporation terminates his employment without cause, the Corporation will provide Mr. Inamdar with twelve months’ notice of termination (or pay in lieu).
Mr. Bartlone’s agreement provides that the Corporation may terminate his employment without cause provided, however, that if the Corporation terminates his employment without cause, the Corporation will provide Mr. Bartlone with twelve months’ notice of termination (or pay in lieu).
Elements of Compensation
The compensation of Named Executive Officers (as such term is defined below) is comprised of the following elements: (a) base salary and performance bonuses; and (b) long-term equity incentives, consisting of Awards (as such term is defined below) granted under the Corporation’s equity incentive plan (the “Equity Incentive Plan”). These principal elements of compensation are described in further detail below.
1.    Base Salary and Performance Bonuses
Each Named Executive Officer (as such term is defined below) receives a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary is provided in recognition for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s base salary is reviewed by the Board and the Compensation Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years. At the discretion of the Board, upon recommendations from the Compensation Committee, each of the Named Executive Officers is eligible to receive performance bonuses, which are contingent on the Named Executive Officer achieving certain performance objectives set annually by the Compensation Committee.
2.    Equity Incentive Plan
On August 13, 2020, the Corporation received Shareholder approval of the Equity Incentive Plan and on November 5, 2020, it was adopted by the Board. On August 16, 2021 and August 27, 2024, the Shareholders re-approved the Equity Incentive Plan and, on August 27, 2024, approved certain amendments to the Equity Incentive Plan. The amendments included, among other things, an increase in the maximum number of Common Shares issuable pursuant to Incentive Stock Options (as defined below), changes to the Board's authority to amend the Equity Incentive Plan and outstanding Awards (as defined below), and certain housekeeping and administrative amendments intended to better align the Equity Incentive Plan with the policies of the Exchange. The Equity Incentive Plan permits the granting of (i) stock options (“Non-Qualified Stock Options”) and incentive stock options (“Incentive Stock Options” and, collectively with the Non-Qualified Stock Options, the “Options”), (ii) stock appreciation rights (“SARs”), (iii) restricted share awards (“Restricted Shares”), (iv) restricted share units (“RSUs”), (v) performance awards (“Performance Awards”), (vi) dividend equivalents (“Dividend Equivalents”) and (vii) other share based awards (“Other-Share Based Awards”) (collectively, the “Awards”). Awards are granted by either the Board or the Compensation Committee.

All capitalized terms used but not defined in this section shall have the meanings ascribed to them in the Equity Incentive Plan.
The Equity Incentive Plan is intended to promote the interests of the Corporation and its Shareholders by aiding the Corporation in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Corporation, to offer such persons incentives to put forth maximum efforts for the success of the Corporation’s business and to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership in the Corporation, thereby aligning the interests of such persons with the Shareholders.
Although the Board has not adopted formal share ownership guidelines, consistent with the intention of the Equity Incentive Plan to act as a long-term incentive that promotes the future success of the Corporation, the Corporation has observed a culture amongst its executive team and Board of retaining ownership over Common Shares awarded under the Equity Incentive Plan in addition to the retention of other Common Shares held.
Shares Subject to the Equity Incentive Plan
The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued under all Awards under the Equity Incentive Plan shall not exceed 20% of the Corporation’s issued and outstanding Common Shares from time to time, such number being 14,612,034 as at the date of this Circular. Notwithstanding the foregoing, the aggregate number of Common Shares that may be issued pursuant to awards of Incentive Stock Options shall not exceed 3,998,382.
As at the date of this Circular, a total of 1,111,967 Common Shares are issuable pursuant to Options granted under the Equity Incentive Plan, representing approximately 1.5% of the Corporation’s issued and outstanding Common Shares and a total of 675,678 Common Shares are issuable pursuant to RSUs granted under the Equity Incentive Plan, representing approximately 0.9% of the Corporation’s issued and outstanding Common Shares. An aggregate of 4,754,222 Common Shares (plus any Awards forfeited or cancelled) are available for issuance under the Equity Incentive Plan, representing approximately 6.5% of the Corporation’s issued and outstanding Common Shares as at the date of this Circular. As of the date of this Circular, a total of 377,063 Common Shares are issuable pursuant to Incentive Stock Options granted under the Equity Incentive Plan.
Eligibility
Any of the Corporation’s employees, officers, consultants, advisors and non-employee directors or any affiliate or person to whom an offer of employment or engagement with the Corporation is extended, are eligible to participate in the Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Compensation Committee based on its judgment as to the best interests of the Corporation and its Shareholders, and therefore cannot be determined in advance.
If a Participant ceases to be an Eligible Person for any reason, whether for cause or otherwise, the Participant may, within 90 days following the date on which it ceased to be an Eligible Person, an investor relations person or holder of Incentive Stock Options, exercise any Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Compensation Committee may extend such 90 day period subject to obtaining any approval required by the Exchange and subject to a maximum extension to the original expiry date of such Options. Any Option that was not exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire on such date, unless extended pursuant to the Equity Incentive Plan. Any Option that was exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire immediately following the 90 day period unless extended pursuant to the Equity Incentive Plan.
Administration of the Equity Incentive Plan
The Equity Incentive Plan shall be administered by the Compensation Committee. The Compensation Committee shall have full power and authority to designate Participant, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Compensation Committee may determine.
In addition, the Compensation Committee interprets the Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.
Amendments to the Equity Incentive Plan and Outstanding Awards

Pursuant to the Equity Incentive Plan, the Board has the authority to, from time to time, amend, suspend or terminate the Equity Incentive Plan and, subject to the terms of the Equity Incentive Plan, amend the terms of outstanding Awards. No amendment to an outstanding Award may materially and adversely affect the rights of a Participant without the Participant's consent, except as otherwise provided in the Equity Incentive Plan.

Subject to applicable laws and Exchange policies, the Board may, without obtaining Shareholder approval, make amendments to the Equity Incentive Plan or outstanding Awards, including amendments relating to the eligibility and participation in the Equity Incentive Plan, the administration of the Equity Incentive Plan, and the terms relating to the granting, exercise, vesting, expiry, assignment or adjustment of Awards. The Board may also make amendments that are necessary or desirable to comply with applicable laws, tax rules, regulations or Exchange policies.

Notwithstanding the foregoing, Shareholder approval is required for any amendment to the Equity Incentive Plan or an Award where such approval is required under the policies of the Exchange, as well as in circumstances including amendments relating to the repricing of Options or SARs held by or benefitting a Related Person (as such term is defined in the Equity Incentive Plan), the extension of Options or SARs held by Related Persons beyond their original expiry dates, amendments permitting the transferability of Options other than for normal estate settlement purposes, increases to the maximum term of Options or Stock Appreciation Rights and amendments to the amendment provisions of the Equity Incentive Plan.

During the most recently completed fiscal year, the Board approved certain amendments to outstanding Awards in accordance with the terms of the Equity Incentive Plan and applicable Exchange policies. Such amendments related to the extension of the exercise period or expiry date of certain outstanding Options held by non-Related Persons and the vesting provisions of certain outstanding RSUs. Shareholder approval was not required in connection with such amendments under the Equity Incentive Plan or applicable Exchange policies.

Types of Awards
Options
Under the terms of the Equity Incentive Plan, unless the Compensation Committee determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options may not be lower than the greater of the closing market price of the Common Shares on the Exchange on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of an Option may not be made, in whole or in part, with a promissory note.
Unless otherwise specified by the Compensation Committee the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Fair Market Value (as defined in the Equity Incentive Plan) of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Equity Incentive

Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.
Restricted Shares and RSUs
Awards of Restricted Shares and RSUs shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate. Upon a Participant’s termination of employment or service or resignation or removal as a director (in either case, as determined under criteria established by the Compensation and Nominating Committee) during the applicable restriction period, all Restricted Shares and all RSUs held by such Participant at such time shall be forfeited and reacquired by the Corporation for cancellation at no cost to the Corporation; provided, however, that the Compensation Committee may waive in whole or in part any or all remaining restrictions with respect to shares of Restricted Share or RSUs. Pursuant to the policies of the Exchange, the value ascribed to the Common Shares covered by the Restricted Share or RSU may not be lower than the greater of the closing market price of the Common Shares on (a) the trading day prior to the date of grant of the Restricted Shares or RSUs, and (b) the date of grant of the Restricted Shares or RSUs. Any Restricted Share or RSU granted under the Equity Incentive Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Compensation Committee may deem appropriate.
Stock Appreciation Rights
A SAR granted under the Equity Incentive Plan shall confer on the Participant a right to receive upon exercise, the excess of (i) the Fair Market Value of one Common Share on the date of exercise over (ii) the grant price of the SAR as specified by the Compensation Committee (which price shall not be less than 100% of the Fair Market Value of one Common Share on the date of grant of the SAR); provided, however, that, subject to applicable law and stock exchange rules, the Compensation Committee may designate a grant price below Fair Market Value on the date of grant if the SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Corporation or an Affiliate. Notwithstanding the foregoing, pursuant to the rules of the Exchange, Common Shares issued in connection with SARs may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR. Subject to the terms of the Equity Incentive Plan, the policies of the Exchange and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement, equity compensation and any other terms and conditions of any SAR shall be as determined by the Compensation Committee. The Compensation Committee may impose such conditions or restrictions on the exercise of any SAR as it may deem appropriate. No SAR may be exercised more than ten years from the grant date.
Performance Awards
A Performance Award granted under the Equity Incentive Plan (i) may be denominated or payable in cash, Common Shares (including without limitation, Restricted Share and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish. Notwithstanding the foregoing, pursuant to the rules of the Exchange, Performance Awards may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Performance Award, and (b) the date of grant of the Performance Award. Subject to the terms of the Equity Incentive Plan and the policies of the Exchange, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Compensation Committee.
Dividend Equivalents
A Dividend Equivalent granted under the Equity Incentive Plan allows Participants to receive payments (in cash, Common Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Corporation to holders of Common Shares with respect to a number of Common Shares as determined by the Compensation Committee. Subject to the terms of the Equity Incentive Plan, the policies of the Exchange and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine. Notwithstanding the foregoing, (i) the Compensation Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, SARs or other Awards the value of which is based solely on an increase in the value of the Common Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed. Subject to the terms of the Equity Incentive Plan, the policies of the Exchange and any applicable award agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine, provided that pursuant to the rules of the Exchange, Dividend Equivalents may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Dividend Equivalent, and (b) the date of grant of the Dividend Equivalent.
Other Share-Based Awards
In addition, Awards may be granted under the Equity Incentive Plan that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Equity Incentive Plan in accordance with applicable regulations, provided that pursuant to the rules of the Exchange, such Awards may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Award, and (b) the date of grant of the Award.
Term
While the Equity Incentive Plan does not stipulate a specific term for Awards granted thereunder, awards may not expire beyond 10 years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.
In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.
Non-Transferability of Awards
No Award and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Corporation or any Affiliate. The Compensation Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death. In the event of a Participant’s death, any unexercised, options issued to such Participant shall be exercisable within a period of one year succeeding the year in which the Participant died, unless such exercise period is extended by the Compensation Committee and approval is obtained from the stock exchange on which the Shares then trade, as applicable.
Executive Compensation Benchmarking
To ensure that executive pay programs are competitive, the Corporation assesses compensation levels compared to the marketplace on a regular basis. The Corporation may also retain a compensation consultant on an ad hoc issue-specific basis. In 2025, the Corporation engaged an independent compensation advisor to conduct a competitive analysis of the Corporation’s executive compensation programs and the appropriateness of the Corporation’s executive and compensation levels and design.
Compensation of Directors
As of April 1, 2026, Independent members of the Board are paid $125,000 annually, which amount is paid quarterly. In addition: (i) the independent lead director and the audit committee chair receive an additional annual cash fee of $40,000; (ii) chairs of the Compensation Committee, Corporate, Governance and Nominating Committee and Scientific Advisory Committee receive an additional annual cash fee of $25,000; and (iii) the chair of the Transactions Committee receives an additional annual cash fee of $15,000.
Directors of the Corporation are also compensated for their services through the granting of stock options, RSUs, and other equity incentives, and may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.
Officers of the Corporation who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation in their capacity as officers.
Compensation Risk
The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation’s practice of compensating its officers primarily through a mix of salary, bonus and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its shareholders. As at the date of this

Circular, the Board had not identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Clawback Policy
The Corporation’s incentive compensation recovery policy (the “Clawback Policy”) provides that the Board may recover erroneously awarded incentive compensation if the Corporation is required to prepare an accounting restatement due to material non-compliance of the Corporation with any financial reporting requirements under applicable securities laws. In such circumstances, recovery is generally available in respect of any incentive compensation received by an executive officer and calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements. The amount to be recovered is the amount by which such incentive compensation exceeded the amount that otherwise would have been received if determined based on the restated amounts.
Financial Instruments
Pursuant to the terms of the Corporation’s Insider Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an officer or director.
Compensation Governance
In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee and has reviewed and approved the Compensation Committee’s Charter. The Compensation Committee is composed of Grant Froese, Mark Lawson and Theresa Firestone.
The Compensation Committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other executive officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties, as described under “Executive Compensation Benchmarking” in this Circular.
As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation’s compensation policies and practices. All three members have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon - Election of Directors” in this Circular.
PERFORMANCE GRAPH
The following graph compares the percentage change in the cumulative Shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period commencing on April 1, 2021 to March 31, 2026 based on the price of the Common Shares, assuming a $100 investment on April 1, 2021 and reinvestment of dividends.

The Corporation’s total shareholder return for the period commencing on April 1, 2021 to March 31, 2026 was approximately -82%. Between 2022 and 2026, the Corporation completed a series of financings that provided it with a net cash position as at March 31, 2026 of $157.3 million.

SUMMARY COMPENSATION TABLE
Named Executive Officers
In this Circular, a “Named Executive Officer” means: (a) each individual who served as Chief Executive Officer of the Corporation during the 2026 fiscal year; (b) the Chief Financial Officer of the Corporation during the 2026 fiscal year; (c) the three other most highly compensated executive officers of the Corporation at the end of the financial year ended March 31, 2026 whose total compensation, individually, was greater than C$150,000; and (d) each individual who would be a Named Executive Officer but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor serving in a similar capacity, at the end of the financial year ended March 31, 2026.
For the financial year ended March 31, 2026, the Corporation’s Named Executive Officers were: Doug Drysdale, who served as Chief Executive Officer until September 2, 2025; Eric So, who served as Interim Chief Executive Officer from September 2, 2025 until February 10, 2026 and also served as President; Michael Cola, who was appointed Chief Executive Officer on February 10, 2026; Greg Cavers, Chief Financial Officer; Paul Glavine, Chief Growth Officer; Amir Inamdar, Chief Medical Officer; and Aaron Bartlone, Chief Operating Officer. The following table sets out the compensation earned by the Named Executive Officers for the financial years ended March 31, 2026, 2025 and 2024. All amounts are presented in United States dollars.

Name and principal position	Year	Salary/Fee ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensa-tion ($)	Total compensa-tion ($)
					Annual incentive plans	Long-term incentive plans
Michael Cola,(3) Chief Executive Officer	2026 2025 2024	105,288 - -	6,826,115 - -	- - -	- - -	- - -	- - -	- - -	6,931,403 - -
Douglas Drysdale,(4) Chief Executive Officer	2026 2025 2024	284,375 682,500 502,700	- - -	- 1,815,807 757,398	- 262,500 262,500	- - -	- - -	1,023,750 - -	1,308,125 2,760,807 1,522,598
Greg Cavers, Chief Financial Officer	2026 2025 2024	375,000 350,000 197,288	598,000 - -	- 546,071 308,791	225,000 300,547 125,547	- -	18,660 - -	- - -	1,216,660 1,196,618 631,626
Eric So, (5) Interim Chief Executive Officer and President	2026 2025 2024	636,500 504,000 344,358	12,631,539 - -	- 6,356,815 1,887,544	302,000 432,788 180,788	- - -	- - -	- - -	13,570,039 7,293,603 2,412,690
Paul Glavine, (5) Chief Growth Officer	2026 2025 2024	631,500 504,000 344,358	12,631,539 - -	- 6,356,815 1,887,544	297,000 432,788 180,788	- - -	- - -	- - -	13,560,039 7,293,603 2,412,690
Amir Inamdar, Chief Medical Officer	2026 2025 2024	390,259 330,518 284,245	598,000 - -	- 416,149 297,795	295,259 165,259 165,259	- - -	36,357 36,357 36,357	- - -	1,319,875 948,283 783,656
Aaron Bartlone Chief Operating Officer	2026 2025 2024	382,500 315,000 300,000	598,000 - -	- 526,890 297,795	225,000 315,500 157,000	- - -	14,200 15,750 -	- - -	1,219,145 1,173,140 754,752
Notes:
(1)    Calculated based on the quoted market price of the Common Shares on the date of issuance of the RSUs, or the Monte Carlo simulation valuation model for PSUs. This model incorporates assumptions including the Corporation’s share price at the grant date, expected share price volatility, and the probability of achieving the market-based performance conditions over the term of the award.
(2)     Calculated based on the Black-Scholes model for option valuation. Option-based awards are denominated in Canadian dollars and have been converted for the purpose of this Circular using an exchange rate of 1.3939, being the Bank of Canada daily exchange rate as of March 31, 2026.
(3)         Mr. Cola was appointed CEO of the Corporation on February 10, 2026. Subsequent to the fiscal year end, Mr. Cola’s employment was terminated on April 20, 2026.
(4)         Mr. Drysdale’s “All other compensation” includes severance in connection with his termination of employment, which is payable in installments over a 12-month period following the date of termination.
(5)    Each of Mr. So and Mr. Glavine earned performance awards under the Equity Incentive Plan upon completion by the Corporation of a $175 million equity financing on October 31, 2025, which entitled each of Mr. So and Mr. Glavine to 1,907,439 Common Shares with a value of $12,631,539 based on the quoted market price of the Common Shares on the date of issuance.
INCENTIVE PLAN AWARDS
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of March 31, 2026:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Douglas Drysdale, Chief Executive Officer	-	-	-	- - -	-	-	-
Michael Cola, Chief Executive Officer	-	-	-	- - -	1,300,000	6,240,000	-
Greg Cavers, Chief Financial Officer	6,579 26,316 32,237	$16.72 $21.28 $13.11	June 30, 2028 April 5, 2029 August 15, 2034	- - - -	83,334	400,003	-
Eric So(3), President	12,632 778,789	$16.72 $13.11	June 30, 2028 August 15, 2034	- -	1,907,439	9,155,707	-
Paul Glavine(3), Chief Growth Officer	12,632 778,789	$16.72 $13.11	June 30, 2028 August 15, 2034	- -	1,907,439	9,155,707	-
Amir Inamdar, Chief Medical Officer	11,842 19,737 25,200	$16.72 $21.28 $13.11	June 30, 2028 April 5, 2029 August 15, 2034	- - -	83,334	400,003	-
Aaron Bartlone Chief Operating Officer	11,842 19,737 38,553	$16.72 $21.28 $13.11	June 30, 2028 April 5, 2029 August 15, 2034	- - -	83,334	400,003	-
Notes:
(1)The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of C$6.72 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2026 and the exercise price of the options, multiplied by the number of unexercised options.
(2)The “Market or payout value of share based awards that have not vested” is calculated based on the closing price of $4.80 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2026, multiplied by the number of unvested share-based awards outstanding.
(3)The amounts disclosed for Mr. So and Mr. Glavine include 125,219 RSUs for each of Mr. So and Mr. Glavine that were earned prior to and deemed granted as at March 31, 2026 pursuant to contractual arrangements. Those RSUs were granted by the Board on April 10, 2026.

Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the year ended March 31, 2026.

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas Drysdale, Chief Executive Officer	-	-	-
Michael Cola, Chief Executive Officer	-	-	-
Greg Cavers, Chief Financial Officer	-	121,912	225,000
Eric So, President	-	-	302,000
Paul Glavine, Chief Growth Officer	-	-	297,000
Amir Inamdar(3), Chief Medical Officer	-	121,912	295,259
Aaron Bartlone Chief Operating Officer	-	121,912	225,000
Notes:
(1)The “option-based awards - value vested during the year” is calculated based on the difference between the closing price for the Common Shares on the Exchange as of the date of vesting (or the most recent closing price on the Exchange) and the exercise price of the options, multiplied by the number of vested options.
(2)The “share-based awards - value vested during the year” is calculated based on the closing price for the Common Shares on the Exchange as of the date prior to vesting multiplied by the number of vested RSUs.
(3)A portion of Mr. Inamdar’s bonus was denominated in GBP and has been translated for purposes of this Circular using the exchange rate as of March 31, 2026.

DIRECTOR COMPENSATION
Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors of the Corporation (other than directors who are also Named Executive Officers) during the financial year ended March 31, 2026. All amounts are presented in United States dollars.

Name	Fees Earned ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	All other compensation ($)	Total ($)
Grant Froese	75,000	149,500	-	-	224,500
Eric Hoskins	75,000	149,500	-	-	224,500
Mark Lawson	90,000	149,500	-	-	239,500
Theresa Firestone	90,000	149,500	-	-	239,500
Freda Lewis Hall(1)(4)	7,366	184,250	123,286	24,107	339,009
Notes:
(1)Appointed to the board of directors on February 24, 2026
(2)Calculated based on the quoted market price of the Common Shares on the date of issuance of the RSUs.
(3)Calculated based on the Black-Scholes model for option valuation. Option-based awards are denominated in Canadian dollars and have been converted for the purpose of this Circular using the Bank of Canada daily exchange rate on the grant date of October 1, 2025.

Grant Date:	October 1, 2025
Risk free interest rate	3.19%
Dividend yield	0%
Volatility factor	82.62%
Average expected life	10
Fair value $ (rounded)	$5.04

(4)In the case of Dr. Lewis-Hall, the option-based awards and all other compensation relate to services provided under a consulting agreement prior to her appointment to the Board on February 24, 2026, and do not represent compensation for services rendered in her capacity as a director.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all awards outstanding for each of the directors of the Corporation (other than directors who are also Named Executive Officers) as of March 31, 2026:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Grant Froese	5,132 24,868	16.72 13.11	June 30, 2028 August 15, 2034	- -	-	-	-
Eric Hoskins	5,132 24,868	16.72 13.11	June 30, 2028 August 15, 2034	- -	-	-	-
Mark Lawson	5,263 25,526	16.72 13.11	June 30, 2028 August 15, 2034	- -	-	-	-
Theresa Firestone	5,132 24,868	16.72 13.11	June 30, 2028 August 15, 2034	- -	-	-	-
Freda Lewis-Hall	25,000	8.39	October 1, 2035	-	25,000	120,000	-
Notes:
(1)The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of C$6.72 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2026 and the exercise price of the options, multiplied by the number of unexercised options.
(2)The “Market or payout value of share based awards that have not vested” is calculated based on the closing price of $4.80 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2026, multiplied by the number of unvested share-based awards outstanding.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned by each director of the Corporation (other than directors who are also named Executive Officers) during the year ended March 31, 2026:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Grant Froese	-	193,250	-
Eric Hoskins	-	193,250	-
Mark Lawson	-	193,250	-
Theresa Firestone	-	193,250	-
Freda Lewis-Hall	6,710	-	-
Notes:
(1)The “option-based awards - value vested during the year” is calculated based on the difference between the closing price for the Common Shares on the Exchange as of the date of vesting (or the most recent closing price on the Exchange) and the exercise price of the options, multiplied by the number of vested options.
(2)The “share-based awards - value vested during the year” is calculated based on the closing price for the Common Shares on the Exchange as of the date prior to vesting multiplied by the number of vested RSUs.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information regarding securities authorized for issuance under the Corporation’s equity compensation arrangements as at March 31, 2026, including awards granted under the Equity Incentive Plan and inducement awards granted outside the Equity Incentive Plan.

Plan Category	Number of Common Shares issuable upon exercise or settlement of outstanding awards	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	7,994,394	C$14.14	1,826,645
Equity compensation plans not approved by security holders	1,325,000	N/A	-
Total	9,319,394	C$14.14	1,826,645
For greater certainty, the number of Common Shares issuable upon exercise or settlement of outstanding awards includes outstanding options, RSUs and PSUs, with PSUs reflected at target unless otherwise required by the applicable award terms. The weighted-average exercise price applies only to outstanding options, as RSUs and PSUs do not have an exercise price. Inducement RSUs or other inducement awards granted outside the Equity Incentive Plan are reflected under “Equity compensation plans not approved by security holders.”
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries pursuant to the purchase of securities or otherwise.
No individual who is, or at any time during the financial year ended March 31, 2026 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended March 31, 2026 or as at the date of this Circular in connection with security purchase programs or other programs.

REPORT ON CORPORATE GOVERNANCE
Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation’s corporate governance practices, which addresses the matters set out in NI 58-101, is set out at Schedule “A” to this Circular.

AUDIT COMMITTEE DISCLOSURE
Audit Committee’s Charter
The charter (the “Charter”) of the Corporation’s Audit Committee is reproduced as Schedule “B”.
Composition of Audit Committee
As at the date of this Circular, the Audit Committee is composed of Mark Lawson (Chair), Theresa Firestone, Eric Hoskins, and Grant Froese, each of whom is a director of the Corporation.
All of the members of the Audit Committee are “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). The Corporation is of the opinion that all four members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.
Relevant Education and Experience
All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Theresa Firestone – Ms. Firestone is a senior healthcare executive with over 35 years experience in pharmaceuticals, health & wellness and government and has extensive P&L, strategy development and operations expertise. Ms. Firestone has held executive leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart, Canada’s largest retail pharmacy chain. Ms Firestone is and has been a member of audit committees in public and private companies for a number of years and has had overall responsibility for numerous complex businesses including P&Ls, in Canada, Europe and Asia.
Grant Froese – Mr. Froese had a 38-year career with retail giant Loblaw Companies Limited, including 3 years as Chief Operating Officer responsible for all levels of operations and merchandising, as well as oversight of information technology, supply chain, digital/e-commerce, marketing and industry-leading control brands. In his capacity as Chief Operating Officer, Mr. Froese was responsible for financial budgeting, operational P/L and annual revenues of approximately C$30 billion. Mr. Froese served as Chief Executive Officer of Harvest One Cannabis Inc., where he was responsible for oversight of all aspects of the company’s production, operations and financial matters including, the review and approval of quarterly and annual financial statements, AIF, MD&A, and related corporate disclosures. Mr. Froese has a Diploma in Business Administration.
Eric Hoskins – Dr. Hoskins served as the Minister of Health for Ontario for 4 years and was responsible for creating, overseeing and administering a C$55 billion budget. He was also a member of the Ontario government Cabinet for ten years regularly reviewing and commenting on budgets and financial statements. Dr. Hoskins was the Chief Financial Officer of War Child Canada, a C$20 million charity, for 8 years. Dr. Hoskins also has a degree in Health Economics and a ICD.D (Institute for Corporate Directors) diploma from the Rotman School of Management.

Mark Lawson – Mr. Lawson was previously an investment banker with Morgan Stanley in New York where he was involved in the execution of over C$6 billion worth of mergers and acquisitions, C$8 billion worth of debt offerings and C$500 million of equity financings in the healthcare, energy, technology, and media & telecom sector. He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada, and his MBA in Finance from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson was previously the Chief Financial Officer of a TSX Venture listed company.
Audit Committee Oversight
At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Corporation’s external auditors not been adopted by the Board.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.
External Auditor Service Fees (By Category)
Audit Fees – The Corporation’s external auditors billed CA$540,361 and CA$380,611 in audit fees for the financial years ended March 31, 2026 and 2025, respectively. “Audit Fees” include fees necessary to perform the annual audit of the Corporation’s financial statements. These services include reviewing interim financial statements and disclosure documents related to financings and other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
Audit-Related Fees – The Corporation’s external auditors billed CA$8,000 and nil in audit-related fees for the financial years ended March 31, 2026 and 2025, respectively. “Audit-Related Fees” include services that are traditionally performed by the auditor.
Tax Fees – The Corporation’s external auditors billed the Corporation CA$70,100 and CA$30,100 in tax fees for the financial years ended March 31, 2026 and 2025, respectively. “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
All Other Fees – The Corporation’s external auditors billed nil and nil in all other fees for the financial years ended March 31, 2026 and 2025, respectively. “All Other Fees” include all other non-audit services, being the aggregate fees billed for products and services other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.
PARTICULARS OF MATTERS TO BE ACTED UPON
1.    Appointment of Auditor
Management proposes to nominate Zeifmans LLP, which firm has been auditor of the Corporation since November 2020, as auditor of the Corporation to hold office until the next annual meeting of Shareholders.
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF ZEIFMANS LLP AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.
2.    Number of Directors
At the Meeting, Shareholders will be asked to approve the following special resolution setting the number of directors of the Board at eight (8) directors (the “Board Number Resolution”):
“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT the number of directors of the Corporation within the minimum and maximum number of directors provided for in the articles of the Corporation to be elected is determined to be eight (8).”
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE BOARD NUMBER RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF NOT LESS THAN TWO-THIRDS OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS IS SUFFICIENT FOR THE APPROVAL OF THE BOARD NUMBER RESOLUTION.
3.    Approval of Name Change
Subject to approval of the Exchange, the Corporation proposes to change its corporate name from “Cybin Inc.” to “Helus Pharma Inc.” or such other name as may be approved by the Board and is acceptable to regulators (the “Name Change”). On January 5, 2026, the Corporation began operating under the business name “Helus Pharma”. The Corporation believes the proposed new name, “Helus Pharma Inc.” more accurately describes the Corporation’s compounds and reflects the Corporation’s anticipated transformation from a global clinical stage discovery and development company to a commercial-ready pharmaceutical company. The Corporation believes the new identity represents the Corporation’s aim to be an innovative company focused on redefining mental health care with the goal of helping minds heal.

Shareholders will be asked at the Meeting to consider, and if deemed advisable, to approve, with or without variation, a special resolution in the form set out below (the “Name Change Resolution”), authorizing the change of the Corporation’s name from “Cybin Inc.” to “Helus Pharma Inc.”, or such other name as may be approved by the Board and is acceptable to the registrar of companies and subject to acceptance of the Exchange, and authorizing the corresponding changes to the Corporation’s articles.
Special Resolution
The Board has unanimously approved the Name Change and recommends that Shareholders vote FOR the Name Change Resolution. To be effective, the special resolution approving the Name Change must be approved by at least 66 2/3% of the votes cast in person or by proxy at the Meeting.
The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:
“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.The name of the Corporation be changed from “Cybin Inc.” to “Helus Pharma Inc.” or such other name as the directors of the Corporation may deem appropriate and the Exchange may permit and the articles of the Corporation be amended accordingly.
2.Notwithstanding that this resolution has been passed by the Shareholders, the directors of the Corporation are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to determine not to proceed with the Name Change at any time prior to the filing of the articles of amendment giving effect to the Name Change. The directors of the Corporation may, at their sole discretion, revoke this resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.
3.Upon articles of amendment having become effective in accordance with the Business Corporations Act (Ontario), the articles of the Corporation are amended accordingly.
4.Any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE NAME CHANGE RESOLUTION UNLESS THE SHAREHOLDER HAS DIRECTED THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST OR WITHHELD FROM VOTING IN RESPECT THEREOF. AN AFFIRMATIVE VOTE OF NOT LESS THAN TWO-THIRDS OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS IS SUFFICIENT FOR THE APPROVAL OF THE NAME CHANGE RESOLUTION.

4.    Election of Directors
Subject to approval of the Board Number Resolution, the size of the Board will be set at eight directors. At the Meeting, Shareholders will be asked to elect the eight nominees set forth below, namely, Theresa Firestone, Grant Froese, Paul Glavine, Michael Halstead, Eric Hoskins, Mark Lawson, Freda Lewis-Hall and Eric So (collectively, the “Board Nominees” and each a “Board Nominee”) as directors of the Corporation. Each Board Nominee elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation. The enclosed form of proxy permits Shareholders to vote for all the Board Nominees together or for each Board Nominee on an individual basis.
The Board seeks directors who represent a mix of backgrounds and experiences that will enhance the ability of the Board to guide the long-term strategy and ongoing business operations of the Corporation. Except for Mr. Halstead, all of the Board Nominees currently serve on our Board. The Board believes that this group of Board Nominees has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making. See the director profiles on the following pages and the director skills matrix on pages 31-33 for more information regarding the key competencies of the Board Nominees.
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE BOARD NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR BOARD NOMINEE OR BOARD NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE BOARD NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE BOARD NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.
Majority Voting Policy
Shareholders will vote for the election of each individual proposed director nominee separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee director (in an uncontested election) who receives more “withheld” votes than “for” votes at any meeting where Shareholders vote on the election, the director will be expected to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will then have 90 days to accept the resignation, during which time an alternate Board member may be appointed. The Board shall be expected to accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Board. In determining whether to accept the resignation, the Board will consider various matters including the results of the vote of Shareholders, the contribution of the director to the Board and committee discussions, the expressed reasons (if any) for which the withheld votes have been given, the merits of such reasons, and the ability to address the underlying concerns. The Board will promptly disclose the results of the vote director by director and will promptly issue a news release disclosing the Board’s decision. If the Board determines not to accept a resignation, the news release shall fully state the reasons for that decision.

The director under consideration will not participate in any Board or committee deliberations relating to his or her potential resignation. Subject to any corporate law restrictions, the Board may (i) leave a resultant vacancy unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of Shareholders; or (iii) call a special meeting of Shareholders at which there will be presented individuals to fill the vacant position or positions.
Advance Notice Requirement

The Corporation’s By-Law No. 1, contains a requirement providing for advance notice of nominations of directors (the “Advance Notice Requirement”) in certain circumstances where nominations for election to the Board are made by Shareholders. For an annual meeting of Shareholders, notice to the Corporation must be provided not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following such public announcement. For a special meeting of Shareholders (that is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made. The Corporation’s By-Law No. 1 is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the persons being nominated at the Meeting for election as directors. Information regarding Common Shares owned by each director of the Corporation is presented to the best knowledge of management of the Corporation and has been furnished to management of the Corporation by such directors.
Key Competencies and Experience
The Board Nominees have been selected based on their ability to make a valuable contribution to the Board. The following director skills matrix illustrates the competencies and experience of each Board Nominee in respect of the Corporation, recognizing that they may have skills and experience in other areas.

KEY COMPETENCIES AND EXPERIENCE	Theresa Firestone	Grant Froese	Paul Glavine	Michael Halstead	Eric Hoskins	Mark Lawson	Freda Lewis-Hall	Eric So
Compensation and Talent Management Experience in executive compensation, including program design and structure, talent management and retention, and succession planning	Advanced	Advanced	Proficient	Advanced	Proficient	Advanced	Proficient	Advanced
Corporate Governance Experience with good corporate governance practices and principles, including as a board member of a public company or large private organization	Advanced	Advanced	Proficient	Advanced	Advanced	Advanced	Proficient	Advanced
Executive Leadership, Vision and Strategy Ability to review, assimilate and evaluate vision, mission and strategy of a public company or large private organization	Advanced	Advanced	Advanced	Advanced	Proficient	Proficient	Advanced	Advanced

KEY COMPETENCIES AND EXPERIENCE	Theresa Firestone	Grant Froese	Paul Glavine	Michael Halstead	Eric Hoskins	Mark Lawson	Freda Lewis-Hall	Eric So
Finance and Capital Markets Experience with debt and equity capital markets	Limited	Proficient	Advanced	Advanced	Proficient	Advanced	Limited	Advanced
Financial Literacy and Reporting
Ability to review, assimilate and evaluate financial statements and private- and public- entity financial reporting materials, which generally includes an understanding of accounting, internal financial controls and IFRS
	Advanced	Advanced	Proficient	Advanced	Proficient	Advanced	Proficient	Proficient
Risk Management Experience in enterprise risk management, including internal risk controls, risks assessments and reporting	Advanced	Advanced	Proficient	Advanced	Proficient	Proficient	Proficient	Advanced
Industry Experience Executive or operational experience in the pharmaceutical industry	Advanced	Limited	Proficient	Advanced	Proficient	Proficient	Advanced	Proficient

KEY COMPETENCIES AND EXPERIENCE	Theresa Firestone	Grant Froese	Paul Glavine	Michael Halstead	Eric Hoskins	Mark Lawson	Freda Lewis-Hall	Eric So
Product Development Executive experience in overseeing the identification, development and launch of new products	Advanced	Limited	Advanced	Advanced	Limited	Limited	Advanced	Proficient
Legal, Compliance and Regulatory Has worked extensively with government organizations or has extensive legal, compliance or regulatory experience in highly regulated industries	Advanced	Proficient	Proficient	Advanced	Advanced	Advanced	Advanced	Advanced
Gender	Female	Male	Male	Male	Male	Male	Female	Male
Ethnicity	White/Caucasian	White/Caucasian	White/Caucasian	White/Caucasian	White/Caucasian	African American/Black	African American/Black	Asian

THERESA FIRESTONE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: August 16, 2021 LEAD INDEPENDENT
Ms. Theresa Firestone is a senior healthcare executive with over 35 years experience in pharmaceuticals, health & wellness and government and has extensive P&L, strategy development and operations expertise. Ms. Firestone has held executive leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart (SDM), Canada’s largest retail pharmacy chain. Prior to Shoppers, Ms. Firestone was Regional President of Emerging Markets Asia with Pfizer Inc (Shanghai and HK). She was also General Manager of the Established Products Business Unit, Pfizer Canada, Country Manager, Pfizer Austria, VP Sales and VP of Government Affairs with Pfizer Canada. She currently sits on the Board of Apotex Health Corp. and a number of private boards including adMare BioInnovations and Prollenium Medical Technologies.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Corporate Governance and Nominating Committee Member of the Compensation Committee	8 of 8 5 of 5 1 of 1 5 of 5	100% 100% 100% 100%	Apotex Health Corp. (TSX: APTX)
Number of Common Shares Beneficially Owned, Controlled or Directed			62,309

GRANT FROESE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Grant Froese completed a 38-year career with Canadian retail giant Loblaw Companies Limited where he last served as Chief Operating Officer until his retirement. During his career at Loblaw, he led operations, merchandising and had oversight of supply chain, ecommerce, and marketing functions. After retirement Grant was the CEO of Harvest One /Delivra Health Brands until 2020.  Currently, Grant is the President of Grey Wolf Management Services Inc. and sits on the board of several companies.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Compensation Committee	8 of 8 5 of 5 5 of 5	100% 100% 100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			130,263

PAUL GLAVINE	Principal Occupation and Biographical Information
Dubai, United Arab Emirates Director Since: November 5, 2020 NOT INDEPENDENT
Paul Glavine is a Co-founder, the Chief Growth Officer, and a Director of the Corporation with extensive experience as a serial entrepreneur and investor in the biotech and life sciences sectors. As the founding CEO of the Corporation, he has played a key role in the growth and development of the Corporation and its efforts to advance psychedelic therapeutics, including during the period in which the Corporation received Breakthrough Therapy Designation from the U.S. Food and Drug Administration for HLP003, its lead clinical program. Mr. Glavine also co-founded Truverra, which focuses on cannabinoid-based therapies for pain management. Throughout his career, Mr. Glavine has successfully raised and completed financings and mergers & acquisitions totaling over USD$600 million. He currently serves as Chairman of LongPoint Asset Management Inc., a Canadian exchange-traded fund manager. Mr. Glavine was also recently recognized as a recipient of the Canadian Life Sciences Top 20 Under 40 Award in 2025 and is a Milken Institute Young Leader.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board	8 of 8	100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			3,165,294

MICHAEL HALSTEAD	Principal Occupation and Biographical Information
New Jersey, United States of America Director Since: N/A NOT INDEPENDENT
Michael I. Halstead, J.D., is an accomplished biopharmaceutical executive with extensive experience in enterprise leadership, corporate strategy, governance, capital markets and organizational development. Most recently, he served as President of Intra-Cellular Therapies, where he helped guide the company’s evolution from a clinical-stage neuroscience organization into a fully integrated commercial biopharmaceutical company.

During more than a decade at Intra-Cellular Therapies, Mr. Halstead held progressively senior leadership roles and oversaw areas including corporate development, legal, compliance, manufacturing, quality, human resources and information technology. He supported the company’s transition through clinical development, multiple product approvals and commercialization, managed equity offerings, and ultimately led its $14.6 billion sale to Johnson & Johnson. Earlier, at Warner Chilcott, he held senior leadership positions, directed the $3 billion acquisition and integration of Procter & Gamble’s global pharmaceutical business and played a leading role in Warner Chilcott’s $8.5 billion sale to Actavis.

Mr. Halstead began his career as a corporate associate in the Mergers & Acquisitions group at Davis Polk & Wardwell, advising clients on public and private transactions, corporate governance and securities law compliance. He earned a B.A. in International Relations from Boston University and a J.D. from Villanova University School of Law.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Director Nominee(1)	N/A	N/A	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			Nil
(1) Mr. Halstead is not currently a director of the Corporation and is being nominated for election to the Board at the Meeting.

ERIC HOSKINS	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Dr. Eric Hoskins is a Partner at Maverix Private Equity. He is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Governance and Nominating Committee	8 of 8 5 of 5 1 of 1	100% 100% 100%	Quantum BioPharma Ltd. (NASDAQ:QNTM, CSE: QNTM)
Number of Common Shares Beneficially Owned, Controlled or Directed			127,632

MARK LAWSON	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. He is currently the Chief Growth Officer of PUR, a company that helps build resilient supply chains, and develop high-integrity nature-based carbon removal projects. From 2009 to 2023 Mr. Lawson was the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over C$6 billion worth of mergers and acquisitions, C$8 billion worth of debt offerings and C$500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in North America. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	8 of 8 5 of 5 5 of 5 1 of 1	100% 100% 100% 100%	Claren Energy Corp. (CEN-TSXV)
Number of Common Shares Beneficially Owned, Controlled or Directed			128,026

FREDA LEWIS-HALL	Principal Occupation and Biographical Information
Florida, United States Director Since: February 24, 2026 INDEPENDENT	Dr. Lewis-Hall is a pioneering physician and biopharmaceutical executive with more than 40 years of experience spanning clinical care, research, academia, corporate leadership, and public health advocacy. She began her medical career as a practicing psychiatrist, focusing on the impact of mental illness on families and communities. She later held senior leadership roles across the biopharmaceutical industry, including serving for more than a decade on Pfizer’s Executive Leadership Team as Executive Vice President and Chief Medical Officer. In that role, she led a global medical organization serving over 100 countries and supporting a broad portfolio of medicines and vaccines. She subsequently served as Chief Patient Officer, advancing patient engagement, inclusion, and health equity initiatives across the enterprise. During her tenure, she also helped lead the spinout of SpringWorks Therapeutics and served on its Board of Directors, guiding the company through regulatory approvals and its evolution into a commercial-stage organization prior to its acquisition by Merck KGaA. Dr. Lewis-Hall has also held leadership positions at Vertex Pharmaceuticals, Bristol Myers Squibb, Pharmacia Corporation, and Eli Lilly and Company. Dr. Lewis-Hall is a Distinguished Fellow of the American Psychiatric Association and previously served as Vice Chairperson and Associate Professor in the Department of Psychiatry at Howard University College of Medicine. She has also advised the National Institute of Mental Health and served on the Board of the Foundation of the National Institute of Health.
Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Scientific Advisory Committee	N/A(1)	N/A	Pyxis Oncology, Inc. (NASDAQ: PYXS)
Number of Common Shares Beneficially Owned, Controlled or Directed			100,000
(I) No Board or Scientific Advisory Committee meetings were held during the fiscal year following Dr. Lewis-Hall’s appointment to the Board on February 24, 2026.

ERIC SO	Principal Occupation and Biographical Information
Dubai, United Arab Emirates Director Since: November 5, 2020 NOT INDEPENDENT
Eric So is a Co-founder and President of the Corporation. He is a veteran founder and operator of various public and private companies over the last 20 years and has led corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and large multi-national. A trusted advisor he began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at a leading international law firm. He has focused on sectors which have profound global impact in critical areas such as mental health and addiction.

Current Board/Committee Membership	Fiscal Year 2026 Attendance (Total)		Other Public Board Memberships
Member of the Board	8 of 8	100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			3,176,735

Corporate Cease Trade Orders
Except as disclosed below, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:
(a)was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company
Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher had been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.
Bankruptcies, or Penalties or Sanctions
To the knowledge of the Corporation, no proposed director:
(a)is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
(c)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(d)has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person or company who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Corporation’s audited financial statements and Management’s Discussion and Analysis (the “MD&A”) for the year ended March 31, 2026. In addition, copies of the Corporation’s annual financial statements and the MD&A and this Circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.
APPROVAL OF BOARD OF DIRECTORS
The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the Board.
Dated: August 18, 2026.
“Eric So”

Eric So
Director and President

SCHEDULE "A"
STATEMENT OF GOVERNANCE PRACTICES

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Board of Directors
1.    Board of Directors—Disclose how the board of directors (the “Board”) of Cybin Inc. (the “Corporation”) facilitates its exercise of independent supervision over management, including (i) the identity of directors that are independent, and (ii) the identity of directors who are not independent, and the basis for that determination.

The Board currently consists of a total of seven directors of which Eric Hoskins, Grant Froese, Mark Lawson, Theresa Firestone and Freda Lewis-Hall are considered “independent” as such term is defined in NI 58-101.
Eric So and Paul Glavine are not considered independent as they are executive officers of the Corporation.

2.    Directorships—If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Please refer to the Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors”.
3. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of Corporation’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. During the year ended March 31, 2026, the independent directors held 5 meetings at which non-independent directors and members of management were not in attendance.

4. Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair who is an independent director, disclose the identity of the independent Chair, and describe his or her role and responsibilities.
Eric So is the Chair of the Board and is not considered “independent”, as such term is defined in NI 58-101, as he is an executive officer of the Corporation.
5. Disclose the attendance record of each director for all Board meetings held since the beginning of the Corporation’s most recently completed financial year.	Please refer to the Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors”.
6. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The directors of the Board have adopted a formal written mandate which provides that the directors of the Board are responsible for the overall stewardship of the Corporation, establishing the overall policies and standards of the Corporation and approving its strategic plans. A copy of the Directors’ Mandate can be found as Schedule “C” to the Circular.

Position Descriptions
7. Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The directors of the Board have adopted a formal written mandate for the Chair of the Board.
8. Describe whether or not the Board and CEO have developed a written position description for the CEO. If the Board and the CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has adopted a formal mandate for the CEO which outlines the roles and responsibilities of the CEO, including management of the strategic and operational agenda of the Corporation and for execution of the directives and policies of the Board.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Orientation and Continuing Education
9. Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.
Each director ultimately assumes responsibility for keeping him/her self informed about the Corporation’s business and relevant developments outside the Corporation that affect its business. Management assists directors by providing them with regular updates on relevant developments and other information that management considers of interest to the Board. Directors may also attend other Board committee meetings if they are not active members, to broaden their knowledge base and receive additional information on the Corporation’s business and developments in areas where they are not commonly exposed.

Ethical Business Conduct
10.    Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code, (ii) describe how the Board monitors compliance with its code, or if the Board, and (iii) provide a cross-reference to any material change report filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a formal Code of Business Conduct (the “Code”) which highlights key issues and identifies policies and resources to help employees, officers and directors of the corporation reach appropriate and ethical decisions. The Corporation’s compliance officer is responsible for investigating all reported complaints under the Code. A copy of the Code can be obtained by contacting the Corporation.

11. Describe the steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest, and any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board is responsible for promoting an ethical business culture. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Nomination of Directors
12. Disclose the process by which the Board identifies new candidates for Board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.
The Corporate Governance and Nominating Committee is responsible for identifying and assessing potential directors. While no formal nomination procedures are in place to identify new candidates, the Corporate Governance and Nominating Committee reviews prospective nominees against the Board's skills matrix, taking into account the mix of skills, experience and qualifications required to provide effective oversight of the Corporation's business and strategic objectives. Members of the Corporate Governance and Nominating Committee are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance the existing composition of the Board and the current management team. The Corporate Governance and Nominating Committee also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

Compensation
13. Disclose what steps, if any, are taken to determine compensation for the directors and officers, including: (i) who determines compensation, and (ii) the process of determining compensation.	The process undertaken by the Board and the Compensation Committee in respect of compensation is more fully described in the “Compensation Discussion and Analysis” section of the accompanying Circular.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Other Board Committees
14. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
In addition to the Corporate Governance and Nominating Committee, the Compensation Committee and the Audit Committee, the Board has the following standing committees: (a) the Scientific Advisory Committee, and (b) the Transactions Committee.
The Scientific Advisory Committee aims to (i) assist the Board in its oversight of the Corporation’s pharmaceutical research, development, manufacturing, regulatory, licensing and acquisition initiatives; (ii) identify and discuss significant emerging trends and issues in pharmaceutical science, technology and regulation and consider the potential impact of such on the Corporation; and (iii) assist the Board with its interpretation of scientific and clinical development data and management of the Corporation with the communication of such data to stakeholders. Freda Lewis-Hall and Eric Hoskins serve as members of the Scientific Advisory Committee, with Dr. Lewis-Hall acting as chair.
The Transactions Committee’s mandate includes: (i) the initial identification, review and consideration and pursuit by the Corporation of any financing transactions or certain mergers and acquisitions that are not required under applicable securities law (or based on the advice of external legal counsel) to be considered by a committee comprised of independent and disinterested directors (each, a “Transaction”); (ii) making recommendations to the Board in respect of such Transactions; (iii) the negotiation, or supervision of the negotiation of, the terms of any proposed Transaction; and (iv) as soon as possible and in any case before the material terms of the relevant transaction are decided and fixed, engaging with the Board and legal counsel on any requirement to establish an independent or special committee. Eric So, Eric Hoskins, and Mark Lawson serve as members of the Transactions Committee, with Mr. Lawson acting as chair.

Assessments
15.    Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Trustees are performing effectively.

The Board conducts an annual evaluation of the effectiveness of the Board, its committees and individual directors. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee Chair.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Director Term Limits and Other Mechanisms of Board Renewal
16. Disclose whether the Corporation has adopted term limits for the directors on its Board or other mechanisms for Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If the Corporation has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Corporation has achieved a satisfactory mix and turnover in directors over its short history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

Policies Regarding the Representation of Women on the Board
17.Disclose whether the Corporation has adopted a written policy relating to the identification and nomination of women directors. If the Corporation has not adopted such a policy, disclose why it has not done so. If the Corporation has adopted a policy, disclose a short summary of its objectives and key provisions, the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

The Corporation adopted a written diversity policy (the “Diversity Policy”) in 2021 to formalize its approach to diversity. The Diversity Policy sets out the many characteristics of diversity, including gender, age, visible minorities, Indigenous peoples, persons with disabilities, sexual orientation and other personal characteristics.

The Corporation’s Corporate Governance and Nominating Committee Charter reflects the Corporation’s commitment to actively consider all aspects of diversity when the Corporate Governance and Nominating Committee makes recommendations to the Board for the appointment or nomination of new directors. Currently, two (29%) of the seven directors of the Board are women and three (43%) of the seven directors of the Board visible minorities.

The Corporation has not adopted a specific target regarding the representation of women on the Board or in executive officer positions however, it is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in determining the optimal composition of the Board. The Diversity Policy and Corporate Governance and Nominating Committee Charter sets out guidelines for the Corporate Governance and Nominating Committee to find the best qualified candidates for Board positions recognizing that the Board’s background should represent a variety of backgrounds, experiences and skills.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Consideration of the Representation of Women in the Director Identification and Selection Process
18.Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Corporation does not consider the representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Corporation’s reasons for not doing so.

It is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in connection with the identification and nomination of female Board members. Gender diversity is an important factor that is taken into account in identifying and selecting Board members. The Board believes that diversity is important to ensure that directors provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of the Corporation.
The Diversity Policy and Corporate Governance and Nominating Committee Charter do not include a target number or percentage of women on the Board. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for Board nominees. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing Board nominees on a variety of factors, including diversity, is more appropriate.

Consideration Given to the Representation of Women in Executive Officer Appointments
19. Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the Corporation does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Corporation’s reasons for not doing so.

It is an objective of the Diversity Policy that diversity be considered in connection with the identification and nomination of female candidates for executive positions. Gender diversity is an important factor that is taken into account in considering the hiring, promotion and appointment of executive officers. The Board believes that diversity is important to ensure that executives provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of the Corporation.
The Diversity Policy does not include a target number or percentage of women in executive management positions. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for executive officers. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing executive officers on a variety of factors, including diversity, is more appropriate.

20. Disclose whether the Corporation has adopted a target regarding women on the Board or in executive officer positions. If the Corporation has not adopted a target, disclose why it has not done so. If the Corporation has adopted a target, disclose the target, and the annual and cumulative progress of the Corporation in achieving the target.
The Corporation has not adopted a target regarding women on the Board or in executive officer positions.
Number of Women on the Board and in Executive Officer Positions
21. Disclose the number and proportion (in percentage terms) of (i) directors on the Corporation’s Board, and (ii) executive officers of the Corporation, who are women.	Currently, two (29%) of the seven directors of the Board are women and two (18%) of eleven executive officers of the Corporation are women.

B - 1

SCHEDULE "B"
AUDIT COMMITTEE CHARTER
(Implemented pursuant to National Instrument 52-110 – Audit Committees)
National Instrument 52-110 – Audit Committees (the “Instrument”) relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every NEO Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.
This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.
PART 1
1.1Purpose:
The purpose of the Committee is to:
(a)improve the quality of the Corporation’s financial reporting;
(b)assist the board of directors to properly and fully discharge its responsibilities;
(c)provide an avenue of enhanced communication between the directors and external auditors;
(d)enhance the external auditor’s independence;
(e)increase the credibility and objectivity of financial reports; and
(f)strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.
1.2Definitions
“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;
“Affiliate” means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;
“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;
“Charter” means this audit committee charter;

B - 2

“Committee” means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;
“Control Person” means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;
“financially literate” has the meaning set forth in Section 1.2;
“immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home;
“independent” means independent only as determined by both the Instrument and the NEO Exchange Listing Manual;
“Instrument” means National Instrument 52-110 – Audit Committees;
“MD&A” has the meaning ascribed to it in National Instrument 51-102;
“Member” means a member of the Committee;
“National Instrument 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations; and
“non-audit services” means services other than audit services.
1.3Meaning of Financially Literate
For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
PART 2
2.1Audit Committee
The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.
2.2Relationship with External Auditors
The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3Committee Responsibilities
(1)The Committee shall be responsible for making the following recommendations to the board of directors:
(a)the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
(b)the compensation of the external auditor.
(2)The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:
(a)reviewing the audit plan with management and the external auditor;
(b)reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
(c)questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(e)reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;
(f)reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness;
(g)reviewing interim unaudited financial statements before release to the public;
(h)reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management’s discussion and analysis;
(i)reviewing the evaluation of internal controls by the external auditor, together with management’s response;
(j)reviewing the terms of reference of the internal auditor, if any;
(k)reviewing the reports issued by the internal auditor, if any, and management’s response and subsequent follow up to any identified weaknesses; and

(l)reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.
(3)The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.
(4)The Committee shall review the Corporation’s financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.
(5)The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and shall periodically assess the adequacy of those procedures.
(6)When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.
(7)The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.
(8)The Committee shall, as applicable, establish procedures for:
(a)the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b)the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
(9)As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
(10)The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.
2.4De Minimis Non-Audit Services
The Committee shall satisfy the pre-approval requirement in subsection 2.3(2) if:
(a)the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided;
(b)the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.
2.5Delegation of Pre-Approval Function
(1)The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(2).
(2)The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.
PART 3
3.1Composition
(1)The Committee shall be composed of a minimum of three Members.
(2)Every Member shall be a director of the issuer.
(3)Every Member shall be independent.
(4)Every Member shall be financially literate.
(5)The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.
PART 4
4.1Authority
Until the replacement of this Charter, the Committee shall have the authority to:
(a)engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)set and pay the compensation for any advisors employed by the Committee;
(c)communicate directly with the internal and external auditors; and
(d)recommend the amendment or approval of audited and interim financial statements to the board of directors.
PART 5
5.1Required Disclosure
The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F1.
5.2Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation’s Annual Information Form that contain the information required by section 5.1.
PART 6
6.1Meetings
(1)Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.
(2)Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.
(3)Minutes shall be kept of all meetings of the Committee.

SCHEDULE "C"
DIRECTORS’ MANDATE

Cybin Inc. doing business as
Helus Pharma

DIRECTORS’
MANDATE

November 2020

C - 2

CYBIN INC. d/b/a Helus Pharma
(the “Corporation”)

DIRECTORS’ MANDATE

Directors’ Responsibilities

The board of directors of the Corporation (the “Directors”) are responsible for the stewardship of the Corporation. To discharge this obligation, the Directors, directly and through the applicable committees of the Directors, should assume responsibility in the following areas:

Strategic Planning Process

•Provide input to management on emerging trends and issues.
•Adopt, review and approve, if appropriate, management’s strategic plans on an annual basis.
•Review and approve the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures.

Monitoring Tactical Progress

•Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•Identify the principal risks of the Corporation’s businesses and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•Select, monitor and evaluate the Chief Executive Officer and approve the appointment of other senior executives, and ensure the adoption of a management succession plan.
•Approve a position description for the Chief Executive Officer including limits to management’s responsibilities and corporate objectives which the Chief Executive Officer is responsible for meeting, all upon recommendation from the Corporate Governance and Nominating Committee.
•Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers.
•Satisfy itself that the Chief Executive Officer and other executive officers create, maintain and foster a culture of integrity throughout the Corporation.
•Engage in succession planning including, identifying, training and monitoring future senior management.

Integrity

•Ensure the integrity of the Corporation’s internal control and management information systems.
•Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Corporation’s own governing documents.
•Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Offer and other executive officers create a culture of integrity throughout the organization.

C - 3

Material Transactions

•Review and approve material transactions not in the ordinary course of business, including without limitation, stock issuances, acquisitions, loans and leases.

Monitoring Directors’ Effectiveness

•Assess their own effectiveness in fulfilling the above and Directors’ responsibilities, including monitoring the effectiveness of individual Directors.

Disclosure Policy and Code of Business Conduct

•Adopt, monitor and periodically review the effectiveness of a corporate disclosure policy and a code of business conduct.
•Make determinations with respect to waiving compliance with the code of business conduct by Directors and executive officers.
•The Directors may delegate responsibility for making determinations with respect to waiving compliance with the code of business conduct to a committee of the Directors.

Feedback from Shareholders

•Develop measures for the receipt, by the Directors, of feedback from shareholders.

Expectations of Directors

•Directors are expected to attend all meetings.
•The specific dates of Board meetings to approve interim and annual financial results shall be scheduled at the commencement of each fiscal year.
•Additional meetings of the Directors shall be called on an as-required basis.
•Directors are expected to review materials to be presented at the meetings of the Directors prior to such meetings. Such materials are to be circulated with sufficient advanced notice to allow the Directors adequate review time. However, for unscheduled meetings, shorter notice may be necessary.

Corporate Governance

•Develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
•The Directors may delegate this responsibility to a committee of the Directors, which committee shall have a majority of “Independent” directors (as such term is defined in National Policy 58-201 – Corporate Governance Guidelines) and the remaining members of which, if any, shall be “non-management” directors.
Other

Perform such other functions as prescribed by law or assigned to the Directors in the Corporation’s constating documents, policies and guideline.

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Sodali & Co at:

North American Toll-Free Number: 1.833.711.4834
Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075
Email: assistance@investor.sodali.com
North American Toll-Free Facsimile: 1.877.218.5372

HELUS PHARMA
5600-100 King St West
Toronto, ON M5X 1C9
E: irteam@helus.com
T: 1-877-361-4003

Download the latest news about Helus Pharma at: https://www.helus.com
Helus Pharma is traded on NASDAQ and CBOE CA under the symbol “HELP”.